SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 25, 2007

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________ )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated September 25, 2007 re: Partner Communications announces upgrade of its bonds rating to “AA-” with a positive outlook awarded by Maalot.

PARTNER COMMUNICATIONS ANNOUNCES UPGRADE
OF ITS BONDS RATING TO “AA-” WITH A POSITIVE
OUTLOOK AWARDED BY MAALOT

ROSH HA’AYIN, Israel, September 25, 2007 – Partner Communications Company Ltd. (“Partner”) (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, announces that Maalot, The Israel Securities Rating Company Ltd., strategic partner of Standard & Poor’s, announced the upgrade of Partner’s series A bonds rating outlook to “AA-/Positive”.

In its report, Maalot stated that: “Partner’s positive rating outlook is based on the high and stable business positioning of the Company and on the Maalot assessment that the Company will continue to present high cash flows in the future as well. Maintaining financial ratios after number portability implementation, which are not significantly different from those presented in the financial reports today, might positively impact the bond rating. The rating outlook might be adversely affected to the extent that the impact of number portability is higher than expected by Maalot or as a result of other legal or regulatory changes.”

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.733 million subscribers in Israel (as of June 30, 2007). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ (NASDAQ: PTNR) and the London Stock Exchange (LSE: PCCD). Its shares are also traded on the Tel Aviv Stock Exchange (TASE: PTNR).

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Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Israel, Macau, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3" and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Contacts:
Mr. Emanuel Avner		Mr. Oded Degany
Chief Financial Officer		Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	oded.degany@orange.co.il

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: September 25, 2007

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